
September 4, 2013

<u>Via E-mail</u>
William A. Coskey
Chief Executive Officer
ENGlobal Corporation
654 N. Sam Houston Parkway E.
Suite 400
Houston, TX 77060-5914

Re: ENGlobal Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed April 15, 2013
Form 10-K/A for the Fiscal Year Ended December 29, 2012
Filed April 29, 2013
Form 10-Q for the Period Ended June 29, 2013
Filed August 9, 2013
Form 8-K
Filed April 15, 2013
File No. 1-14217

Dear Mr. Coskey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 29, 2012</u>

<u>Risk Factors, page 14</u>

<u>General</u>

1.   Refer to your Goodwill Impairment disclosure on page 23. If you anticipate that you may experience additional impairment charges as a result of the company's current financial

situation, in future filing please include a risk factor highlighting the impact that such charges may have on your financial position.

Our backlog is subject to unexpected adjustments and cancellations…, page 16

2.   To the extent that certain contracts or projects comprise a material portion of your backlog, in future filings please consider enhancing your risk factor disclosure to specifically identify these contracts and the inherent risks associated with backlog work being performed. In addition, in future filings please consider expanding your MD&A disclosure related to the status of work performed in key projects to help investors better assess your revenue estimates based on the current status of your backlog and the expected impact that such projects may have on your financial statements going forward.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Comparison of the Year Ended December 29, 2012 versus December 31, 2011, page 22

3.   In future filings, please revise your MD&A to (i) quantify the factors you identify as impacting revenues from period to period, (ii) more fully explain what type of projects resulted in higher material costs, and (iii) discuss why you experienced higher variable labor costs and increased travel expenses. Supplementally please show us what the disclosure would have looked like for fiscal year 2012.

Consolidated Financial Statements, page 34

Note 8 – Contracts, page 47

4.   Please tell us and revise your future filings to more clearly explain when you recognize "contingency amounts" related to your fixed-price contracts, how they are reflected in your financial statements, and how you account for changes in your contingency amounts between periods.

Note 15 – Segment Information, page 56

5.   You disclose on page 56 that a significant portion of corporate costs are allocated to each segment based on each segment's revenue and then subsequently eliminated in consolidation. Please revise your future filings to disclose the basis of accounting for any transactions between reportable segments. Please also revise your future filings to separately identify and describe all significant reconciling items. Please refer to ASC 280-10-50-29 and 50-31.

Signatures, page 69

6.   Refer to comment 16 of our letter dated June 17, 2009. To the extent that Mr. Hess is also acting in the capacity of controller or principal accounting officer, please ensure that in future filings he signs the Form 10-K also in such capacity. See Instruction D.2 (a) of Form 10-K for further information.

Form 10-K/A for the Fiscal Year Ended December 29, 2012

Executive Compensation, page 7

Summary Compensation Table for 2012 and 2011, page 7

7.   With a view towards future disclosure, please tell us whether the bonuses paid in 2012 were all discretionary bonuses.

8.   In the last paragraph on page 9 you disclose that Mr. Coskey is provided with a company-paid apartment. Please advise whether this benefit has been included as "All Other Compensation" in the summary compensation table.

9.   Refer to disclosure in footnotes (6) and (7) to the summary compensation table relating to the severance payments made to Messrs. Pagano and Rennie. Please note that in accordance with Item 402(n)(2)(ix)(D)(1) of Regulation S-K, such payments must be disclosed as "All Other Compensation" in the summary compensation table. With a view towards future disclosure, supplementally please show us how the revised summary compensation table for fiscal year 2012 would have looked like.

Form 10-Q for the Period Ended June 29, 2013

Condensed Consolidated Financial Statements, page 3

Note 5- Line of Credit and Letter of Credit Facilities, page 8

10.   You disclose on page eight that the letters of credit supporting your Caspian Pipeline Consortium (CPC) project were allowed to expire in June 2013 and that you have proposed an alternative option to modify terms of future retention amounts in lieu of the letters of credit. Please tell us and revise your future filings as appropriate to address the following:
   - Explain which party has the authority to approve your proposed alternative options to modify the terms of future retention amounts;
   - Clarify if the expiration of these letters of credit has impacted your ability to continue generating revenue from this project while the alternative options are being considered; and

- Disclose the nature of any existing and potential implications that could arise from your decision to allow the letters of credit to expire if your alternative options are not accepted, including implications to the CPC project as well as any other projects.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Overview, page 13

11.   Based on the pro forma information you provided on page 11 of your financial statements, it appears that the disposition of your Gulf Coast engineering and in-plant operations may have a significant impact on your results of operations, liquidity and cash flows in future periods. Please revise your MD&A in future filings to comprehensively describe both the positive and negative expected future impacts of this disposition on your business. Please refer to Item 303(B) of Regulation S-K.

12.   At the end of the first paragraph of your disclosure, you state that you have been able to replace your backlog in 2013 at a level "slightly above that at year end 2012." Supplementally please tell us what your backlog levels were at the end of the period and the type of projects by which you were able to replace backlog. Please revise your future filings accordingly.

Form 8-K Filed April 15, 2013

13.   Your discussion of your operating results for the fiscal year ended December 29, 2012 discloses the net loss from continuing operations excluding goodwill impairment and the write-off of a deferred tax asset, which is a non-GAAP measure. This non-GAAP measure was presented with greater prominence than the most directly comparable GAAP measure and was not reconciled to any comparable GAAP measures. Please confirm that when you present a non-GAAP measure in future filings, you will also provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please refer to Instruction 2 to Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief